Exhibit 99.4

19 December 2003

InterContinental Hotels Group PLC
Directors’ Interests in Shares

On 19 December 2003, options were granted over InterContinental Hotels Group PLC (“IHG”) ordinary shares under the Company’s Sharesave scheme to eligible employees including the following directors of the Company:

Director	Number of IHG shares under option	Exercise Price	Exercise Period

Mr R C North	2,193	420.5p	March – September 2007
Mr R L Solomons	3,769	420.5p	March – September 2009

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Name of Contact for this RNS Announcement:

Catherine Springett	Tel: 01753 410 242
Head of Secretariat
InterContinental Hotels Group PLC